May 13, 2008

VIA FACSIMILE AND EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Mail Stop 6010

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Planar Systems, Inc.

Form 10-K for the fiscal year ended September 28, 2007

Form 8-K filed February 5, 2008

File No. 0-23018

Dear Mr. Vaughn:

On behalf of Planar Systems, Inc. (the “Company”), set forth below are our responses to the comments included in your comment letter of April 29, 2008 regarding the above referenced filings. Your comments are also included below for your convenience.

Form 10-K for the fiscal year ended September 28, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.	Comment: Please revise your “Overview” section in future filings, as applicable, to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm. For example, in future filings please discuss material trends, if any, in segment revenue and operating income figures.

Response: In future filings the Company will include the most important themes and other matters with which management is concerned primarily in evaluating the Company’s financial condition and operating results.

Liquidity and Capital Resources

2.	Comment: If your line of credit that expires on December 1, 2008 will not be extended or replaced, please include appropriate disclosure regarding the impact of that facility on your liquidity and capital resources. Include appropriate risk factor disclosure.

Response: The Company will include in future filings all appropriate disclosure regarding the impact of the credit facility on liquidity and capital resources. In addition, the Company has included, in the risk factor section of its filings, the risks associated with the line of credit. For example, in our discussion of risk factors in recent filings we state “The current credit agreement expires on December 1, 2008. If the Company were unable to extend or renew this agreement, the Company would need to pursue other sources of financing, potentially including more costly alternatives, or the disposal of certain assets.” In future filings, the Company will also include appropriate risk factor disclosure as a part of its discussion of the credit facility in the liquidity and capital resources section.

Contractual Obligations and Commitments, page 32

3.	Comment: We note that you have borrowings under a credit facility of $23.0 million at September 29, 2007. It is unclear as to why the future payments due under this credit facility are not reflected in your contractual obligations table. Please revise future filings to present the payments due under long-term debt arrangements in your contractual obligations table in accordance with Item 303(A)(5) of Regulation S-K.

Response: In future filings, the Company will include the future payments due on the line of credit in the table of contractual obligations.

4.	Comment: Additionally, we note that you have other long term liabilities disclosed on your balance sheet and in footnote 9 that are not reflected in your contractual obligations schedule. Please revise future filings to disclose the future payments due under other long term obligations. Alternatively you may provide a footnote to this schedule that discloses why it is impractical to estimate the future payments under these agreements. Refer to Item 303(A)(5) of Regulation S-K.

Response: In future filings, the Company will disclose the long term liabilities in the contractual obligations schedule for which we have scheduled payment dates. For all other long term liabilities which do not have scheduled due dates or cannot be practically estimated, the Company will disclose such fact in a footnote.

Item 7A.	Quantitative and Qualitative Disclosures about market Risk, page 33

5.	Comment: Please revise your disclosures of market risk, commodity price risk and foreign exchange risk in future filings to provide quantitative disclosures in one of the three disclosure formats required by Item 305(a) of Regulation S-K.

Response: In future filings, the Company will provide quantitative and qualitative disclosures regarding market risk in one of the three disclosure formats required by Item 305 (a) of Regulation S-K.

Note 3 – Business Acquisitions, page 47

Acquisition of Runco International, Inc., page 48

6.	Comment: We note that you used a third party valuation study to estimate the fair value of the acquired intangible assets. Please revise future filings, beginning with your next Form 10-Q, to name the third party valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm and include its consent in the registration statement.

Response: The Company has requested the permission of its third party valuation firm, Duff & Phelps LLC, to specifically name them in future filings, and this request has been denied by Duff & Phelps. We have correspondence from Duff & Phelps regarding this matter if the SEC should wish to review it. In future filings, the Company will remove all references to the use of a third party valuation firm, as it is not the Company’s intent that they be relied upon as experts for purposes of our SEC filings and registrations.

7.	Comment: We note from your disclosures that “goodwill of $20.3 million was recorded as a result of consideration paid in excess of the fair value of the net tangible and intangible assets acquired, principally due to the fair value of the revenue expected to be derived from future products. . .” Please address the following:

•	Explain to us the nature of these “future products,” including the current status of the development of these products.

•

In light of your disclosure that these future products contributed to goodwill, tell us how you considered the guidance in paragraphs 39 and 42 of SFA S141 in your allocation of the purchase price. Specifically address why you concluded that these “future products” do not represent in-process research and development.

Response: In the Runco acquisition, the Company did not acquire in-process research and development. Rather than stating “future products”, the phrasing should been “future sales of products”, so that the disclosure stated: “…principally due to the fair value of the revenue expected to be derived from future sales of products…” The Company will clarify this disclosure accordingly in future filings.

8.	Comment: We note from your pro forma disclosures on page 50 that had the acquisitions of Clarity and Runco taken place at the beginning of fiscal year 2006, your pro forma net loss for the year would have been $1.8 million compared to your actual net income of $6.3 Million for fiscal 2006. Given the combined significant impact of these acquisitions on your net income for 2006, please provide us with your calculation of the income significance test as outlined in Rules 3-05 and 1-02(w)(3) OF Regulation S-X for the Runco acquisition.

Response: The Company has included, as Appendix A to this document, the calculation showing the failure of the significance test for the Runco acquisition.

Note 13 – Business Segments, page 63

9.	Comment: We note that you derived $74.2 million (27%) of your fiscal 2007 sales from countries outside of the United States. If revenues derived from any particular country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) of FAS 131.

Response: The Company does not believe that it currently has a material amount of sales in any one foreign country. In future periods, should the Company have material sales in any particular foreign country, the Company’s future filings will name the country and the amount of revenue from such country.

Form 8-K filed February 5, 2008

10.	Comment: We see that you present your non-GAAP measures and reconciliation in the form of a non-GAAP statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including but not limited to non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP provision for income taxes and non-GAAP net income. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•

To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response: The Company has historically included the non-GAAP statement of income in its past earnings announcements which are furnished as part of a Report on Form 8-K as it believes it is the most easily understandable manner for investors to view the operating results of the business excluding the effects of previous acquisitions and share based compensation. In the future, however, the Company will remove the non-GAAP statement of income and disclose only those non-GAAP measures that management wishes to specifically highlight, including the appropriate reconciliations. The Form 8-K in question, and all other Form 8-K filings made by the Company that attach such announcements including non-GAAP measures, specifically states that the exhibit is “furnished . . . and shall not be deemed filed for purposes of Section 18 of the Exchange Act.”

Item 11.	Executive Compensation, page 69

11.	Comment: We note that you have not disclosed the necessary targets to be achieved in order for your named executive officers to earn their annual cash incentive under the Annual Performance Incentive Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of the information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In future filings the Company will disclose, on a historical basis, the targets or performance objectives associated with the named executives’ earnings under the Company’s Annual Performance Incentive Plan.

12.	Comment: It is unclear why you have not included non-qualified deferred compensation information pursuant to Item 402(i) of Regulation S-K. Please revise in future filings or tell us why you believe it may be omitted.

Response: The non-qualified deferred compensation plan was closed to new contributions in 2004, which was prior to the commencement of employment of all but one of the named executive officers. The Company does not consider the existence of this plan to be a current benefit for the Company’s named executive officers and the Company will explain this in its future filings.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 503-748-8950 if you have questions or need any further assistance in this matter.

Sincerely,

Scott Hildebrandt
Vice President and Chief Financial Officer

cc:	Rod Clark

Greg Struxness

Audited Financial Statement Requirement

Assumptions

3 Tests Required

Threshhold = 20%

If any test passes, audited financial statements required

Target	Runco International, Inc.
Information As Of:
Target	12/31/2006
Planar	9/29/2006

Balances
Investment Test
Purchase Price	38,878
Planar Total Assets	245,002

Percentage	15.9%

Pass Test?	NO

Asset test
Target Total Assets	12,382
Planar Total Assets	245,002

Percentage	5.1%

Pass Test?	NO

Income Test
Target Pre Tax Income (Loss)	(41)
Planar Pretax Income/(Loss)	10,379

Percentage	-0.4%

Pass Test?	NO

Conclusion

All three tests fail - no audited financial statements required.